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                          [Flagstar Bancorp Letterhead]

February 8, 2006

Mr. Amit Pande
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 4561

         Re:      Flagstar Bancorp, Inc.
                  Form 8-K
                  Filed January 31, 2006
                  File No. 001-16577

Dear Mr. Pande:

         We are writing in response to your letter, dated February 2, 2006 (the "Comment Letter"), regarding the Form 8-K filed by Flagstar Bancorp, Inc. (the "8-K") on January 31, 2006. Our response to the Comment Letter is set forth below, preceded by a reproduction of the comment.

COMMENT NO. 1:             Please tell us how you determined that financial
                           statements for each of the interim periods for the fiscal year ended December 31, 3005 were not affected by the error in the computation of state income tax liability and would not require restatement.



RESPONSE NO. 1:            As disclosed in our 8-K filed on January 31, 2006, we
                           identified errors in the computation of our state tax liability. The errors caused our effective state tax rate to be understated for the years indicated as well as for the first three quarters of 2005. We analyzed the effect of the error relating to 2005 on each of the quarters in 2005 and determined that none were misstated by a material amount. The after-tax effect on the first, second and third quarters of 2005 would have only reduced earnings by 1.6%, 1.2% and 1.7%, respectively, and would have increased earnings in the fourth quarter by 3.5%.



                           Consequently, we believe that the most appropriate course of action with respect to correcting the 2005 state tax amount was to record the entire 2005 effect solely within the fourth quarter. We believe that these differences, both individually and in the aggregate, are clearly within a tolerable range which would make restating any 2005 quarter unnecessary and would not contribute to investor information.


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Mr. Amit Pande
Securities and Exchange Commission
February 8, 2006
Page 2

         Additionally, Flagstar Bancorp, Inc. (the "Company") hereby acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust that the foregoing is responsive to your comments. If you have any questions or require further information, please contact the undersigned at
(248) 312-5580 or our outside counsel Jeremy Johnson of the Kutak Rock LLP law firm at (202) 828-2463.

                                   Sincerely,

                                   FLAGSTAR BANCORP, INC.



                                   /s/      Paul D. Borja
                                   -----------------------

                                             Paul D. Borja
                                  Its: Executive Vice President and Chief Financial Officer